Oct. 17, 2014	TSX: HNC

Hard Creek Nickel Announces Transfer to
TSX Venture Exchange

Further to the Hard Creek Nickel Corp. (TSX – HNC) press release dated Sept. 5, 2014, the company wishes to announce that it will voluntarily delist from the Toronto Stock Exchange (“TSX”) at the close of business on Friday October 17, 2014. The company has received approval for listing from the TSX Venture Exchange (“TSX Venture”) through TSX Venture’s streamlined listing procedures.

The company has deliberately pursued a strategy of reducing costs and overhead during the downturn in the junior capital markets. Due to the expenditure requirements for a senior listing, the Board of Hard Creek felt it was in the best interests of shareholders to transition to the TSX Venture, thereby further reducing costs.

The Company expects a seamless transition from trading on the TSX to the TSX Venture Exchange at market opening on Monday Oct. 20, 2014. The Company will be classified as a Tier 2 mining issuer on the TSX Venture Exchange, and its common shares will continue to trade under the symbol “HNC”.

On behalf of the Board of Directors,

“Mark Jarvis”

MARK JARVIS, President
HARD CREEK NICKEL CORPORATION

The TSX has not reviewed this news release and does not accept responsibility for the accuracy or adequacy of this news release.

Neither TSX Venture nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Suite 1060 – 1090 W. Georgia St., Vancouver, BC, Canada V6E 3V7
T: 604-681-2300 F: 604-681-2310 E: info@hardcreek.com W: www.hardcreeknickel.com